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                 December 1, 2020

       Richard P. Dealy
       Executive Vice President and Chief Financial Officer
       Pioneer Natural Resources Company
       777 Hidden Ridge
       Irving, TX 75038

                                                        Re: Pioneer Natural
Resources Company
                                                            Registration
Statement on Form S-4
                                                            Filed November 23,
2020
                                                            File No. 333-250888

       Dear Mr. Dealy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Tull R. Florey, Esq.